UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40745

MCLOUD TECHNOLOGIES CORP.

(Registrant)

550-510 Burrard Street

Vancouver, BC V6C 3A8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

In the news release, mCloud Technologies Warrants to Commence Trading on Nasdaq Under the Symbol "MCLDW", issued 15-Feb-2022 by mCloud Technologies Corp. over PR Newswire and CNW, we are advised by the company that the headline should read "mCloud Provides Growth Update, Announces Warrants Commence Trading on Nasdaq" rather than "mCloud Technologies Warrants to Commence Trading on Nasdaq Under the Symbol "MCLDW"" as originally issued inadvertently. The complete, corrected release follows:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MCLOUD TECHNOLOGIES CORP.
(Registrant)

Date February 15, 2022	By	/s/ Russel H. McMeekin
Russel H. McMeekin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated February 15, 2022 - mCloud Provides Growth Update, Announces Warrants Commence Trading on Nasdaq